TRADE CREDIT AGREEMENT

Name and Address of Holder: Name and Address of Maker:

August 17, 2023 Proton Green, LLC

2000 Bering Dr., Ste. 875

Houston, TX 77057

The undersigned jointly and severally promise(s) to pay to the principal sum of Two Million Dollars ($2,000,000). If this obligation is paid on or before September 17, 2023, Maker agrees to pay Lender Two Million One Hundred Fifty Thousand Dollars ($2,150,000) at which time the principal sum shall be deemed to have been paid in full. If this obligation is paid on or before October 17, 2023, Maker agrees to pay Lender Two Million Two Hundred Thousand Dollars ($2,200,000) at which time the principal sum shall be deemed to have been paid in full.

The Maturity Date for this Trade Credit Agreement shall be within Sixty (60) days of its execution.

Each maker and endorser severally waives demand, protest and notice of maturity, non- payment or protest and all requirements necessary to hold each of them liable as makers and endorsers and, should litigation be necessary to enforce this Agreement, each maker and endorser waives trial by jury and consents to the personal jurisdiction and venue of a court of subject jurisdiction located in the State of Texas and County of Harris.

Each maker and endorser further agrees, jointly and severally, to pay all costs of collection, including a reasonable attorney's fee in case the principal of this Agreement or any payment on the principal or any interest thereon is not paid at the respective maturity thereof, or in case it becomes necessary to protect the security hereof, whether suit be brought or not.

This Agreement is to be construed and enforced according to the laws of the State of Texas.

Upon default in the payment of principal and/or interest when due, the whole sum of principal and interest remaining unpaid shall, at the option of the holder, become immediately due and payable.

Unless specifically disallowed by law, should litigation arise hereunder, service of process therefor may be obtained through certified mail, return receipt requested; the parties hereto waiving any and all rights they may have to object to the method by which service was perfected.

/s/ Steven Looper

Maker Holder

Proton Green, LLC